UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated September 19, 2025 (Filing Number: 2025-02-070730) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Q4 2025 Investor Presentation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: February 18, 2026

 2025  Fourth Quarter   Financial Results  Elad Aharonson | President and CEO  February 18, 2026

 Important legal notes  Disclaimer and safe harbor for forward-looking statements  This presentation contains statements that constitute “forward‑looking statements,” many of which can be identified by the use of forward‑looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “strive,” “forecast,” “targets” and “potential,” among others. The company is relying on the safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in making such forward-looking statements. Forward‑looking statements appear in a number of places in this announcement and include, but are not limited to, statements regarding the company intent, belief or current expectations. Forward‑looking statements are based on management’s beliefs and assumptions and on information currently available to management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑looking statements due to various factors, including, but not limited to: our ability to implement the strategic changes we are outlining in this presentations; changes in exchange rates or prices compared to those we are currently experiencing; the effects of the ongoing security situation in Israel, including the nature and duration of related conflicts; loss or impairment of business licenses or mineral extractions permits or concessions, including our ability to win the new concession at the Dead Sea in 2030; volatility of supply and demand and the impact of competition; the difference between actual reserves and the company reserve estimates; natural disasters and cost of compliance with environmental regulatory legislative and licensing restrictions including laws and regulation related to, and physical impacts of climate change and greenhouse gas emissions; failure to harvest salt which could lead to accumulation of salt at the bottom of the evaporation Pond 5 in the Dead Sea; disruptions at the company seaport shipping facilities or regulatory restrictions affecting the company ability to export the company products overseas; general market, political or economic conditions in the countries in which the company operates, including tariffs and trade policies; price increases or shortages with respect to the company principal raw materials; delays in termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea which could adversely affect production at the company plants; labor disputes, slowdowns and strikes involving the company employees; pension and health insurance liabilities; disruptions from pandemics that may impact the company sales, operations, supply chain and customers; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; and/or higher tax liabilities; changes in the company evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; disruption of the company, or the company service providers', information technology systems or breaches of the company, or the company service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from the company cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of the company businesses; changes in demand for the company fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond the company control; sales of the company magnesium products being affected by various factors that are not within the company control; the company ability to secure approvals and permits from the authorities in Israel to continue the company phosphate mining operations in Rotem Amfert Israel; volatility or crises in the financial markets; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of the company workers and processes; litigation, arbitration and regulatory proceedings; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; closing of transactions, mergers and acquisitions; war or acts of terror and/or political, economic and military instability in Israel and its region; including the current state of security tension in Israel and the resulting disruptions to the company supply and production chains; filing of class actions and derivative actions against the company, its executives and Board members; the company is exposed to risks relating to its current and future activity in emerging markets; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors" in the company's Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (the SEC) on March 13, 2025 (the Annual Report). Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Investors are cautioned to consider these risks and uncertainties and to not place undue reliance on such information. Forward-looking statements should not be read as a guarantee of future performance or results and are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements. This presentation for the fourth quarter of 2025 should be read in conjunction with the Annual Report on Form 20-F, as of and for the year ended December 31, 2024, and the current reports on Form 6-K for the results for the quarters ended December 31, September 30, June 30 and March 31, 2025, filed on November 12, August 6 and May 19, 2025, and February 18, 2026, respectively, including the description of the events occurring subsequent to the date of the statement of financial position, as filed with the U.S. SEC.  2

 Optimization & Efficiency  Maximize potash and phosphate  Signed Concession agreement   Improved potash production   Maintain market leadership in bromine market   Portfolio optimization -   Discontinued LFP project  Initiated Boulby sale  Optimizing cost structure  Specialty Crop Nutrition   Lavie Bio acquisition   EU mix strategy transformation  Specialty Food Solutions –   Bartek acquisition  Note: Specialty crop nutrition is part of the Growing Solutions division; Specialty food solutions is part of food specialties under the Phosphate Solutions division.  3  AI & Innovation as Key Enablers  Profitable Growth  Maximizing Core  Strategy alignment | 2025

 4  Overview | 4Q’25  (1) Adjusted EBITDA, specialties-driven EBITDA, and adjusted diluted EPS are non-GAAP financial measures; see reconciliation tables in appendix. (2) Specialties-driven sales and EBITDA includes Industrial Products, Phosphate Solutions and Growing Solutions; see appendix for additional details.  $0.09adjusted diluted EPS(1)  $380Madjusted EBITDA(1)  $1.7Btotal sales  $314Moperating cash flow  Highlights  Sales up 6% YoY, with specialties-driven sales up 4%   Adjusted EBITDA(1) up 10% YoY  YoY growth in key adjusted financial metrics   Prices continued to increase YoY across bromine, potash and phosphate fertilizers  End-markets and regional performance remained mixed  $249Mspecialties-driven EBITDA(1,2)  $1.3Bspecialties-driven sales(2)

 5  Overview | FY’25  (1) Adjusted EBITDA, specialties-driven EBITDA, and adjusted diluted EPS are non-GAAP financial measures; see reconciliation tables in appendix. (2) Specialties-driven sales and EBITDA includes Industrial Products, Phosphate Solutions and Growing Solutions; see appendix for additional details.  $0.36adjusted diluted EPS(1)  $1.5Badjusted EBITDA(1)  $7.2Btotal sales  $1.1Boperating cash flow  Highlights  Sales up 5% YoY, with adjusted EBITDA(1) up 1% YoY  Continued growth in specialties-driven sales  Signed binding agreement re: Dead Sea Concession assets   Completed strategic review and identified growth engines  Benefitted from local focus with global presence  $1.0Bspecialties-driven EBITDA(1,2)  $5.7Bspecialties-driven sales(2)

 Key developments in 4Q’25  Wrapped up good FY’25 with solid 4Q  Bromine prices: maintained upward trajectory  Flame retardants: both bromine- and phosphorous-based sales flat YoY  Clear brine fluids: business remained solid   Specialty minerals: strong magnesium chloride sales, related to winter weather in U.S.  End-markets mixed: stable electronics demand and continued softness in construction  Note: Segment EBITDA and margin are non-GAAP financial measures; please see appendix for additional details.   6  Industrial Products  US$M  Quarterly  US$M  Annual  23%  25%  Sales  EBITDA  Sales  EBITDA  23%  22%

 7  Potash  Key developments in 4Q’25  Average potash CIF price per ton of $348 vs. $285 in 4Q’24   Sales and EBITDA up YoY   Production of 1.2Mmt increased YoY  Chinese contract signed at $348 per metric ton – in-line with recent industry contract settlements   Continued to prioritize best markets, whenever possible  Potash affordability remains attractive  Note: Segment EBITDA and margin are non-GAAP financial measures; please see appendix for additional details.   US$M  Quarterly  US$M  Annual  Sales  EBITDA  Sales  EBITDA  30%  32%  32%  31%

 Sales increased, with profit impacted by higher sulfur costs  Food specialties: sales increased in Asia, due to regional expansion strategy  Advanced specialty food solutions strategy, with acquisition of Bartek Ingredients in North America  China: YPH JV benefitted from higher prices, volumes and demand for battery materials   Regions: phosphate specialties in China improving, while Europe stable  Raw materials: higher costs, especially for sulfur  Notes: Segment EBITDA and margin are non-GAAP financial measures; please see appendix for additional details. For 4Q’25, Phosphate Specialties were $324M of segment sales, $41M of OI, $12M of D&A and $53M of EBITDA, while Phosphate Commodities were $194M of segment sales, $35M of OI, $33M of D&A and $68M of EBITDA. For FY’25, Phosphate Specialties were $1,332M of segment sales, $157M of OI, $49M of D&A and $206M of EBITDA, while Phosphate Commodities were $1,001M of segment sales, $185M of OI, $137M of D&A and $322M of EBITDA.  8  Phosphate Solutions  Key developments in 4Q’25  US$M  Quarterly  US$M  Annual  Sales  EBITDA  Sales  EBITDA  25%  23%  23%  26%

 Note: Segment EBITDA and margin are non-GAAP financial measures; please see appendix for additional details.  9  Growing Solutions  Key developments in 4Q’25  Continued focus on growth helped drive sales and profit higher YoY   North America: advanced growth plan, as pricing and product mix drove higher profit  Europe: portfolio mix strategy remained successful – focused on higher-margin products  Asia: sales increased, but higher raw material costs impacted profits  Brazil: gained specialty market share, despite farmer affordability issues and shift in distributor behavior, which impacted profitability  US$M  Quarterly  US$M  Annual  Sales  EBITDA  Sales  EBITDA  10%  13%  12%  10%

 10  Advancing strategic principles and driving growth opportunities  Delivering Dead Sea Concession clarity and ensuring continuity   Benefitting from changes in market conditions  Managing cost inputs and other items  Key takeaways

 11  Guidance | FY’26  As of 2.18.26. (1) Adjusted EBITDA is a non-GAAP measure; please see appendix for additional details. The company provides guidance for consolidated adjusted EBITDA and for its Potash segment, it provides sales volumes guidance. The company believes this information provides greater transparency, as the price of potash has stabilized over the past few years and consolidated adjusted EBITDA is now a more relevant metric for investors to evaluate performance and compare financial results between periods.  Adjusted EBITDA(1) of $1.4B to $1.6B  Potash sales volumes to between 4.5Mmt and 4.7Mmt  Annual adjusted tax rate of ~30%

 Fourth Quarter 2025  Financial Results  Aviram Lahav  CFO

 Inflation  Interest Rates  Notes: See appendix for additional details.  USD vs. NIS  U.S. Housing Starts  Macro  Grain Price Index  Farmer Sentiment  Commodity Fertilizer Prices  Supramax Timecharter Average Price  Fertilizer  U.S. Retail Trade and Food Services  Chinese Bromine Price Trend  U.S. Durable Goods  Leading Indicator of Remodeling Activity  Other  Key indicators | QoQ average change  13  =

 14  Sales bridge  Fourth quarter | 2025  Notes: Numbers rounded to closest million; Other includes intercompany eliminations.  Sales by segment  US$M  Sales  US$M  IP  Potash  PS  GS

 15  Profit bridge  Fourth quarter | 2025  Adjusted EBITDA(1) by segment  US$M  Adjusted EBITDA(1)  US$M  (1) Adjusted EBITDA is a non-GAAP financial measure; please see reconciliation tables in appendix.Notes: Numbers rounded to closest million; Other includes intercompany eliminations.  IP  Potash  PS  GS

 16  Fourth quarter | 2025 adjustments  (1) Adjusted operating income is a non-GAAP financial measure; please see reconciliation tables in appendix.  US$M  4Q’25  Additional Details  Operating income  ($16)  Charges related to security situation in Israel  $18  Impairment and write-off of assets and provision for site closure  $122  Closure of LFP projects: $61M  Impairment of certain assets in UK: $50M  Closure of small R&D activity: $6M  Provision for early retirement  $19  Due to restructuring at certain sites  Legal proceedings  $80  Provision for prior years water extraction fees in Dead Sea Concession area, following Supreme Court ruling in December  Total adjustments  $239  Adjusted operating income(1)  $223  Related to implementation of company strategy, including efficiencies, cost-reductions

 17  Sales bridge  Full year | 2025  Notes: Numbers rounded to closest million; Other includes intercompany eliminations.  Sales by segment  US$M  Sales  US$M  IP  Potash  PS  GS

 18  Profit bridge  Full year | 2025  Adjusted EBITDA(1) by segment  US$M  Adjusted EBITDA(1)  US$M  (1) Adjusted EBITDA is a non-GAAP financial measure; please see reconciliation tables in appendix.Notes: Numbers rounded to closest million; Other includes intercompany eliminations.  IP  Potash  PS  GS

 19  Financial highlights | 4Q’25  Notes: Available cash resources, as of 12.31.25, and comprised of cash and deposits, unutilized revolving credit facility, and unutilized securitization. Net debt to adjusted EBITDA, as of 12.31.25, is a non-GAAP financial measure; see appendix for additional details. Dividend yield, as of 12.31.25, shown on TTM basis and calculated by summing dividends paid per share for past four quarters, divided by price per share on final trading day of quarter.   Cash resources $1.6B available  Net debt to adjusted EBITDA 1.3X  Shareholder return Quarterly dividend of $60MAnnual yield of 3.1%  Cash flowOperating cash flow of $314M

 Thank you  Contact Peggy.ReillyTharp@icl-group.com for more information on ICL  View our interactive data tool at https://investors.icl-group.com/interactive-data-tool/default.aspx

 Sources: Inflation, interest rates, U.S. Housing Starts – CRU, as of 2.3.26. USD vs. NIS – Bank of Israel, as of 2.16.26.  21  Key market metrics | macro indicators  Inflation  Rate  USD vs. NIS  Index  U.S. housing starts  Units in thousands   Short term interest rates  Percentage

 Key market metrics | fertilizer indicators  Sources: Grain Price Index – CRU, as of 1.7.26. Farmer sentiment – Purdue/CME Ag Economy Barometer, as of 2.2.26. gMOP (US$/st) and phosphoric acid (US$/ton) – CRU, as of January 2026 report. Supramax – Hudson Shipping, as of 2.2.26.  22  Commodity fertilizers  US$  Supramax Timecharter Average  US$/day  Grain Price Index  US¢/bushel  Farmer sentimentIndex  Relevant for Potash, Growing Solutions and Phosphate Commodities

 Key market metrics | other indicators  23  Relevant for Industrial Products and Phosphate Specialties  Sources: Chinese bromine prices – based on internal estimates. Leading Indicator of Remodeling Activity (LIRA) – Harvard Joint Center for Housing Studies, as of 2.2.26. U.S. durable goods (shown at quarter-end) from Real Personal Consumption Expenditures: Durable Goods – U.S. Bureau of Economic Analysis via Federal Reserve Bank of St. Louis, as of 2.2.26. U.S. retail trade and food sales (shown at quarter-end) from Advance Retail Sales: Retail Trade and Food Services – U.S. Census Bureau via Federal Reserve Bank of St. Louis, as of 2.2.26.   Chinese bromine  Price trend (USD)  U.S. durable goods  US$B  U.S. retail trade and food services  US$M  Leading Indicator of Remodeling Activity   US$B

 Phosphate Solutions(1) US$M  4Q’24  4Q’25  Segment sales  $507  $518  Segment operating income  $81  $76  Segment operating margin  16%  15%  Depreciation and amortization  $51  $45  Segment EBITDA  $132  $121  Segment EBITDA margin  26%  23%  Calculation of segment EBITDA  Fourth quarter 2025  Industrial Products US$M  4Q’24  4Q’25  Segment sales  $280  $296  Segment operating income  $55  $52  Segment operating margin  20%  18%  Depreciation and amortization  $15  $16  Segment EBITDA  $70  $68  Segment EBITDA margin  25%  23%  Potash US$M  4Q’24  4Q’25  Segment sales  $422  $473  Segment operating income  $69  $86  Segment operating margin  16%  18%  Depreciation and amortization  $61  $64  Segment EBITDA  $130  $150  Segment EBITDA margin  31%  32%  24  Growing Solutions US$M  4Q’24  4Q’25  Segment sales  $439  $467  Segment operating income  $31  $41  Segment operating margin  7%  9%  Depreciation and amortization  $20  $19  Segment EBITDA  $51  $60  Segment EBITDA margin  12%  13%  (1) For 4Q’25, Phosphate Specialties comprised $324M of segment sales, $41M of OI, $12M of D&A and represented $53M of EBITDA, while Phosphate Commodities comprised $194M of segment sales, $35M of OI, $33M of D&A and represented $68M of EBITDA.

 Phosphate Solutions(1) US$M  FY’24  FY’25  Segment sales  $2,215  $2,333  Segment operating income  $358  $342  Segment operating margin  16%  15%  Depreciation and amortization  $191  $186  Segment EBITDA  $549  $528  Segment EBITDA margin  25%  23%  Calculation of segment EBITDA  Full year 2025  Industrial Products US$M  FY’24  FY’25  Segment sales  $1,239  $1,254  Segment operating income  $224  $220  Segment operating margin  18%  18%  Depreciation and amortization  $57  $60  Segment EBITDA  $281  $280  Segment EBITDA margin  23%  22%  Potash US$M  FY’24  FY’25  Segment sales  $1,656  $1,714  Segment operating income  $250  $298  Segment operating margin  15%  17%  Depreciation and amortization  $242  $254  Segment EBITDA  $492  $552  Segment EBITDA margin  30%  32%  25  Growing Solutions US$M  FY’24  FY’25  Segment sales  $1,950  $2,063  Segment operating income  $128  $135  Segment operating margin  7%  7%  Depreciation and amortization  $74  $78  Segment EBITDA  $202  $213  Segment EBITDA margin  10%  10%  (1) For FY’25, Phosphate Specialties comprised $1,332M of segment sales, $157M of OI, $49M of D&A and represented $206M of EBITDA, while Phosphate Commodities comprised $1,001M of segment sales, $185M of OI, $137M of D&A and represented $322M of EBITDA.

 Segment results analysis  Fourth quarter 2025  Segment Sales  US$M  Industrial Products  Potash  Phosphate Solutions(1)  Growing Solutions  4Q’24  $280  $422  $507  $439  Quantity  ($13)  ($11)  ($21)  ($9)  Price  $24  $55  $23  $10  Exchange rates  $5  $7  $9  $27  4Q’25  $296  $473  $518  $467  Segment EBITDA  US$M  Industrial Products  Potash  Phosphate Solutions(1)  Growing Solutions  4Q’24  $70  $130  $132  $51  Quantity  ($3)  ($10)  ($5)  -  Price  $24  $55  $23  $10  Exchange rates  ($8)  ($6)  ($4)  $2  Raw materials  $1  $2  ($36)  ($14)  Energy  ($1)  ($6)  $1  $3  Transportation  $4  ($1)  ($1)  $1  Operating and other expenses  ($19)  ($14)  $11  $7  4Q’25  $68  $150  $121  $60  26  (1) For 4Q’25, Phosphate Specialties comprised $324M of segment sales, $41M of OI, $12M of D&A and represented $53M of EBITDA, while Phosphate Commodities comprised $194M of segment sales, $35M of OI, $33M of D&A and represented $68M of EBITDA.

 Segment results analysis  Full year 2025  Segment Sales  US$M  Industrial Products  Potash  Phosphate Solutions(1)  Growing Solutions  FY’24  $1,239  $1,656  $2,215  $1,950  Quantity  ($58)  ($60)  $27  $1  Price  $63  $102  $73  $92  Exchange rates  $10  $16  $18  $20  FY’25  $1,254  $1,714  $2,333  $2,063  Segment EBITDA  US$M  Industrial Products  Potash  Phosphate Solutions(1)  Growing Solutions  FY’24  $281  $492  $549  $202  Quantity  ($16)  ($22)  $21  -  Price  $63  $102  $73  $92  Exchange rates  ($13)  ($15)  ($3)  $1  Raw materials  $11  $3  ($96)  ($79)  Energy  ($2)  ($9)  ($1)  $10  Transportation  $1  $24  $9  -  Operating and other expenses  ($45)  ($23)  ($24)  ($13)  FY’25  $280  $552  $528  $213  27  (1) For FY’25, Phosphate Specialties comprised $1,332M of segment sales, $157M of OI, $49M of D&A and represented $206M of EBITDA, while Phosphate Commodities comprised $1,001M of segment sales, $185M of OI, $137M of D&A and represented $322M of EBITDA.

 Reconciliation tables  Calculation of adjustments for fourth quarter 2025  Adjusted EBITDA US$M  4Q’24  4Q’25  Net income  $81  ($63)  Financing expenses, net  $33  $45  Taxes on income  $33  $2  Less: Share in earnings of equity-accounted investees  -  -  Operating income  $147  ($16)  Depreciation and amortization  $157  $157  Adjustments(1)  $43  $239  Adjusted EBITDA  $347  $380  Free cash flow US$M  4Q’24  4Q’25  Cash flow from operations  $452  $314  Additions to PP&E, intangible assets and dividends from equity-accounted investees(2)  ($266)  ($252)  Free cash flow  $186  $62  Adjusted NI and diluted EPS US$M, ex. per share  4Q’24  4Q’25  Net income, attributable  $70  ($73)  Adjustments(1)  $43  $239  Total tax adjustments  ($9)  ($45)  Adjusted net income, attributable  $104  $121  Weighted-average number of diluted ordinary shares outstanding in millions  1,290  1,291  Adjusted diluted EPS  $0.08  $0.09  Net debt to adjusted EBITDA(3) US$M  4Q’25  Net debt  $1,935  Adjusted EBITDA  $1,434  Net debt to adjusted EBITDA  1.3  28  Note: Numbers may not add, due to rounding and set-offs. (1) See detailed reconciliation table – adjustments to reported operating and net income (non-GAAP) – in corresponding quarters’ earnings release. (2) Includes proceeds from sale of property, plants and equipment. (3) Net debt to adjusted EBITDA ratio calculated by dividing net debt, without securitization, by past four quarters adjusted EBITDA, excluding net income attributed to non-controlling interests.

 Reconciliation tables  Calculation of adjustments for full year 2025  Adjusted EBITDA US$M  FY’24  FY’25  Net income  $464  $280  Financing expenses, net  $140  $139  Taxes on income  $172  $161  Less: Share in earnings of equity-accounted investees  ($1)  -  Operating income  $775  $580  Depreciation and amortization  $596  $615  Adjustments(1)  $98  $293  Adjusted EBITDA  $1,469  $1,488  Free cash flowUS$M  FY’24  FY’25  Cash flow from operations  $1,468  $1,056  Additions to PP&E, intangible assets and dividends from equity-accounted investees(2)  ($710)  ($820)  Free cash flow  $758  $236  Adjusted NI and diluted EPS US$M, ex. per share  FY’24  FY’25  Net income, attributable  $407  $226  Adjustments(1)  $98  $293  Total tax adjustments  ($21)  ($54)  Adjusted net income, attributable  $484  $465  Weighted-average number of diluted ordinary shares outstanding in millions  1,290  1,291  Adjusted diluted EPS  $0.38  $0.36  Net debt to adjusted EBITDA(3) US$M  FY’25  Net debt  $1,935  Adjusted EBITDA  $1,434  Net debt to adjusted EBITDA  1.3  29  Note: Numbers may not add, due to rounding and set-offs. The EBITDA calculation for financial covenants of $1,434 million in 2025 is according to agreements with financial institutions. (1) See detailed reconciliation table – adjustments to reported operating and net income (non-GAAP) – in corresponding quarters’ earnings release. (2) Includes proceeds from sale of property, plants and equipment. (3) Net debt to adjusted EBITDA ratio calculated by dividing net debt, without securitization, by past four quarters adjusted EBITDA, excluding net income attributed to non-controlling interests.

 Guidance and non-GAAP financial measures  Guidance: The company only provides guidance on a non-GAAP basis. The company does not provide a reconciliation of forward-looking adjusted EBITDA (non-GAAP) to GAAP net income (loss), due to the inherent difficulty in forecasting, and quantifying certain amounts that are necessary for such reconciliation, in particular, because special items such as restructuring, litigation, and other matters, used to calculate projected net income (loss) vary dramatically based on actual events, the company is not able to forecast on a GAAP basis with reasonable certainty all deductions needed in order to provide a GAAP calculation of projected net income (loss) at this time. The amount of these deductions may be material and therefore could result in projected GAAP net income (loss) being materially less than projected adjusted EBITDA (non-GAAP). The guidance speaks only as of the date hereof. The company undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law. The company provides guidance for consolidated adjusted EBITDA, and for its Potash business the company provides sales volumes guidance. The company believes this information provides greater transparency, as the price of potash has stabilized over the past few years and consolidated adjusted EBITDA is now a more relevant metric for investors to evaluate the company’s performance and compare its financial results between periods.  Non-GAAP financial measures: The company discloses in this quarterly report non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA. Management uses adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share, free cash flow and adjusted EBITDA to facilitate operating performance comparisons from period to period. The company calculates adjusted operating income by adjusting operating income to add certain items, as set forth in the reconciliation table on slide 16. Certain of these items may recur. The company calculates adjusted net income attributable to the company’s shareholders by adjusting net income attributable to the company’s shareholders to add certain items, as set forth in the reconciliation table under “adjusted net income and diluted earnings per share” in the appendix, excluding the total tax impact of such adjustments. The company calculates diluted adjusted earnings per share by dividing adjusted net income by the weighted-average number of diluted ordinary shares outstanding. Free cash flow is calculated as cash flow from operations less any additions to PP&E, intangible assets, and dividends from equity-accounted investees. Adjusted EBITDA is calculated as net income before financing expenses, net, taxes on income, share in earnings of equity-accounted investees, depreciation and amortization, and certain adjustments presented in the reconciliation tables under “consolidated adjusted EBITDA” in the appendix, which were adjusted for in calculating the adjusted operating income.      You should not view adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share or adjusted EBITDA as a substitute for operating income or net income attributable to the company’s shareholders determined in accordance with IFRS, and you should note that the company’s definitions of adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA may differ from those used by other companies. Additionally, other companies may use other measures to evaluate their performance, which may reduce the usefulness of the company’s non-IFRS financial measures as tools for comparison. However, the company believes adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA provide useful information to both management, and investors by excluding certain items that management believes are not indicative of ongoing operations. Management uses these non-IFRS measures to evaluate the company's business strategies and management performance. The company believes these non‑IFRS measures provide useful information to investors because they improve the comparability of financial results between periods and provide for greater transparency of key measures used to evaluate performance.      The company presents a discussion in the period-to-period comparisons of the primary drivers of change in the company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends on the company’s businesses. The company has based the following discussion on its financial statements. You should read such discussion together with the company’s financial statements.  30